SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CBRL Group, Inc.
(Name of Subject Company (Issuer))

CBRL Group, Inc. (Issuer)
(Name of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 Per Share
(including the associated common stock purchase rights)
(Title of Class of Securities)

Common Stock: 12489V106
(CUSIP Number of Class of Securities)

Lawrence E. White
Senior Vice President — Finance and Chief Financial Officer
CBRL Group, Inc.
305 Hartmann Drive,
P.O. Box 787
Lebanon, Tennessee 37088-0787
Telephone: (615) 443-9869
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Gary M. Brown
Laureen K. Kuzur
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Commerce Center, Suite 1000
211 Commerce Street
Nashville, Tennessee 37201
Telephone: (615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$249,780,000	$26,727

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 5,430,000 shares of common stock, par value $0.01 per share are purchased at the maximum possible tender offer price of $46.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by CBRL Group, Inc. a Tennessee corporation (“CBRL” or the “Company”), to purchase for cash up to 5,430,000 shares of its common stock, par value $0.01 per share, including the associated common stock purchase rights issued under the Rights Agreement dated as of September 7, 1999, between CBRL and Computershare Trust Company, N.A., as rights agent, at a price not more than $46.00 nor less than $42.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 13, 2006 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.  Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)	The name of the issuer is CBRL Group, Inc. The address of CBRL’s principal executive office is 305 Hartmann Drive, Lebanon, Tennessee 37088. CBRL’s telephone number is (615) 443-9869.

(b)	Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

CBRL is the filing person. CBRL’s business address and business telephone number are set forth in Item 2(a) above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

The following persons are the executive officers and/or directors of CBRL:

Name	Position

Michael A. Woodhouse	Chairman, President and Chief Executive Officer
Lawrence E. White	Senior Vice President, Finance and Chief Financial Officer
N. B. Forrest Shoaf	Senior Vice President, General Counsel and Corporate Secretary
Edward A. Greene	Senior Vice President, Strategic Initiatives
Simon Turner	Senior Vice President, Marketing and Innovation and Chief Marketing Officer
Diana S. Wynne	Senior Vice President, Corporate Affairs
Patrick A. Scruggs	Vice President, Accounting and Tax and Chief Accounting Officer
James D. Carreker	Director
Robert V. Dale	Director
Richard J. Dobkin	Director
Robert C. Hilton	Director
Charles E. Jones, Jr.	Director
B. F. “Jack” Lowery	Director
Martha M. Mitchell	Director
Erik Vonk	Director
Andrea M. Weiss	Director
Jimmie D. White	Director

The business address and telephone number of each of the above executive officers and directors is c/o CBRL Group, Inc., 305 Hartmann Drive, P. O. Box 787, Lebanon, TN 37088-0787 and (615) 443-9869.

Item 4.  Terms of the Transaction.

(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

o	Summary Term Sheet;

o	Introduction;

o	Section 1 (“Terms of the Tender Offer”);

o	Section 2 (“Purpose of the Tender Offer; Certain Effects of Tender Offer”);

o	Section 3 (“Procedures for Tendering Shares”);

o	Section 4 (“Withdrawal Rights”);

o	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

o	Section 6 (“Conditional Tender of Shares”);

o	Section 7 (“Conditions of the Tender Offer”);

o	Section 9 (“Source and Amount of Funds”);

o	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

o	Section 13 (“Material United States Federal Income Tax Consequences”); and

o	Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b)	Purchases. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Summary Term Sheet and Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(c)	Plans. The information set forth in Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and in Section 10 of the Offer to Purchase (“Certain Information About CBRL”) is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.  Financial Statements.

In accordance with the instructions to Item 10 of Schedule TO, financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the offer is not subject to any financing condition; and (3) CBRL is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11.  Additional Information

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information About CBRL”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 12 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

The Company undertakes to amend and disseminate as necessary a revised Schedule TO to incorporate by reference future periodic reports made by the Company.

Item 12.  Exhibits

(a)(1)(A)	Offer to Purchase, dated December 13, 2006
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 13, 2006
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 13, 2006
(a)(1)(F)	Letter to Employees in the CBRL Group, Inc. Payroll Stock Purchase Program
(a)(1)(G)	Instruction Letter to Employees in the CBRL Group, Inc. Payroll Stock Purchase Program
(a)(1)(H)	Letter to Shareholders from the President and Chief Executive Officer, dated December 13, 2006
(a)(1)(I)	Press Release dated December 6, 2006 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated November 30, 2006 and filed with the SEC on December 6, 2006)
(a)(1)(J)	Press Release dated December 13, 2006

(a)(1)(K)	Summary Advertisement Published in the New York Times on December 13, 2006
(a)(2)-(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Rights Agreement dated September 7, 1999 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A12G filed with the SEC on September 21, 1999)
(d)(2)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10(g) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 30, 1999 and filed with the SEC on October 26, 1999)
(d)(3)	2000 Non-Executive Stock Option Plan (incorporated by reference to Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 2, 2002 and filed with the SEC on October 25, 2002)
(d)(4)	The Company’s 1989 Non-Employee Director’s Stock Option Plan, as amended (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended August 2, 1991 and filed with the SEC on October 29, 1991)
(d)(5)	2002 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 1, 2003 and filed with the SEC on October 15, 2003)
(d)(6)	Amendment No. 1 to Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)
(d)(7)	2006 Success Plan (incorporated by reference to Exhibit (d)(12) to the Company’s Schedule TO filed with the SEC on March 31, 2006)
(d)(8)	Form of Restricted Stock Award (incorporated by reference to Exhibit 10(j) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)
(d)(9)	Form of Stock Option Award under the Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10(k) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)
(d)(10)	Form of Stock Option Award under the Omnibus Plan (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)
(d)(11)	Form of Success Award Notice under the 2006 Success Plan (incorporated by reference to Exhibit (d)(13) to the Company’s Schedule TO filed with the SEC on March 31, 2006)

(d)(12)	Executive Employment Agreement dated as of August 1, 2005 between Michael A. Woodhouse and the Company (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)
(d)(13)	Director Compensation Policy (incorporated by reference to the Company’s Current Report on Form 8-K for the period ended July 28, 2005 and filed with the SEC on August 1, 2005 and Current Report on Form 8-K for the period ended July 27, 2006 and filed with the SEC on August 1, 2006)
(g)	Not applicable
(h)	Not applicable

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CBRL GROUP, INC.

By:	/s/ Lawrence E. White
Name: Lawrence E. White

Title:	Senior Vice President — Finance and Chief Financial Officer

Dated: December 13, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 13, 2006
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 13, 2006
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 13, 2006
(a)(1)(F)	Letter to Employees in the CBRL Group, Inc. Payroll Stock Purchase Program
(a)(1)(G)	Instruction Letter to Employees in the CBRL Group, Inc. Payroll Stock Purchase Program
(a)(1)(H)	Letter to Shareholders from the President and Chief Executive Officer, dated December 13, 2006
(a)(1)(I)	Press Release dated December 6, 2006 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated November 30, 2006 and filed with the SEC on December 6, 2006)
(a)(1)(J)	Press Release dated December 13, 2006
(a)(1)(K)	Summary Advertisement Published in the New York Times on December 13, 2006
(a)(2)-(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Rights Agreement dated September 7, 1999 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A12G filed with the SEC on September 21, 1999)
(d)(2)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10(g) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 30, 1999 and filed with the SEC on October 26, 1999)
(d)(3)	2000 Non-Executive Stock Option Plan (incorporated by reference to Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 2, 2002 and filed with the SEC on October 25, 2002)
(d)(4)	The Company’s 1989 Non-Employee Director’s Stock Option Plan, as amended (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended August 2, 1991 and filed with the SEC on October 29, 1991)

Exhibit Number	Description

(d)(5)	2002 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended August 1, 2003 and filed with the SEC on October 15, 2003)
(d)(6)	Amendment No. 1 to Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)
(d)(7)	2006 Success Plan (incorporated by reference to Exhibit (d)(12) to the Company’s Schedule TO filed with the SEC on March 31, 2006)
(d)(8)	Form of Restricted Stock Award (incorporated by reference to Exhibit 10(j) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)
(d)(9)	Form of Stock Option Award under the Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10(k) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)
(d)(10)	Form of Stock Option Award under the Omnibus Plan (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)
(d)(11)	Form of Success Award Notice under the 2006 Success Plan (incorporated by reference to Exhibit (d)(13) to the Company’s Schedule TO filed with the SEC on March 31, 2006)
(d)(12)	Executive Employment Agreement dated as of August 1, 2005 between Michael A. Woodhouse and the Company (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2005 and filed with the SEC on September 26, 2005)
(d)(13)	Director Compensation Policy (incorporated by reference to the Company’s Current Report on Form 8-K for the period ended July 28, 2005 and filed with the SEC on August 1, 2005 and Current Report on Form 8-K for the period ended July 27, 2006 and filed with the SEC on August 1, 2006)
(g)	Not applicable
(h)	Not applicable